FREQUENTLY ASKED QUESTIONS

Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following Employee FAQ was sent to all employees of Neenah, Inc. on May 17, 2022.

On Tuesday, May 17, 2022, SWM and Neenah will simultaneously announce the Executive Leadership and Business Unit leadership teams for our proposed combined company. The following talking points have been designed to help leaders navigate conversations with employees and answer questions that may arise.

ABOUT THE TRANSACTION

What was announced?

•	Neenah and SWM have entered into an agreement to combine in an all-stock merger of equals to create a global leader in specialty materials and solutions with extensive scale and global reach.

•	This transformational partnership enhances our ability to grow as demand for innovative products that address global challenges like the need for clean water and air, sustainable alternatives, and enhanced health and wellness solutions accelerates.

•	The new company will position us as a leading manufacturer with unparalleled technical expertise, enhanced innovation capabilities, and a stronger presence to better serve customers across the globe.

•	Today, we announced the organizational structure and the named Executive Leadership Team (ELT), business units, and their leaders.

Who will lead the new company?

The structure and appointments are as follows:

o	Julie Schertell, President and Chief Executive Officer

o	Omar Hoek, Chief Operations Officer (COO)

o	Andy Wamser, Chief Financial Officer (CFO)

o	Ricardo Nuñez, General Counsel, Secretary, and Chief Compliance Officer

o	Natalie Poteran, Chief Transformation Officer (CTO)

o	Sarma Malladi, Chief Information Officer (CIO)

o	Mike Rickheim, Chief Human Resources & Administrative Officer (CHRO)

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•	The company will align to two external reporting segments: Fiber Based Solutions and Advanced Technical Materials. While the names have yet to be finalized, seven Business Units and a centralized global manufacturing/operations team will be led by Omar Hoek.

Kingsley Shannon President, Packaging & Specialty Papers

Our new company will continue to deliver premium papers and packaging, and we will merge SWM’s Advanced and Natural Fibers business, led by Fabrice Werner, to align with packaging and specialty paper. We are excited about the opportunity to create new products with our shared capabilities that provide sustainable alternatives to the market. Kingsley Shannon will lead this business unit and have P&L leaders for Commercial Print, Consumer Products, Premium Packaging, Digital Transfer Paper, and Alternative Natural Fibers.

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Katrin Hanske President, Tobacco & Alternative Solutions (TAS)

We will also continue to serve the tobacco industry with a variety of fiber-based solutions and partner with our customers to help them meet their sustainability goals with unique and safety-enhanced products. Katrin Hanske will continue in her role leading this group.

Christoph Stenzel President, Filtration

Our filtration business, which will combine elements from SWM and Neenah, is a key growth platform for us. Together, we will provide even more end-to-end filtration solutions for cleaner air, water, and industrial processes. This is one of our fastest growing and highest margin business units and one where we believe we will have significant revenue opportunities. Christoph Stenzel will lead this business unit.

Olivier Lavaud President, Release Liners

The opportunity to pull through release liner sales across our business units using our expanded capabilities and capacities is significant, from industrial tapes to food packaging, medical and personal care. This is a fast-growing part of our new company. Olivier Lavaud will continue his role leading this team.

Vishal Rao President, Industrials

The Industrials business has a wide variety of tapes, adhesives, backing systems, and technical paper solutions that meet a wide variety of needs across many industries. Together, we have a meaningful position in the industrial space and will be able to do things that are unachievable as standalone companies. Vishal Rao will lead this business unit.

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John Petreanu President, Healthcare & Wellness

Our Healthcare & Wellness portfolio will deliver essential products for advanced wound care, wellness consumer products, and items found in our homes, like finger bandages. This is a solid business backed by strong macro trends, and John Petreanu will lead this part of our organization.

Caio Sedeño President, Protective Solutions Solutions

The Protective Solutions team focuses on delivering high-performance films for various products, including laminated glass and car wraps. But there are also exciting emerging technology projects in this business that could unleash some cutting-edge product opportunities. Caio Sedeño will be the leader of this business unit.

Jason Free Executive Vice President, Operations
Maximizing our capabilities and leveraging our new global scale is critical to achieving our ambitions. We are also happy to announce that Jason Free will be assuming the role of Executive Vice President, Operations, responsible for leading safety, manufacturing operations, and quality across the organization and reporting to Omar.

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What is a merger of equals?

•	A merger of equals combines two companies similar in size.

•	This transaction structure enables the two companies to capitalize on the strengths and best practices of both.

WHAT’S IN IT FOR EMPLOYEES

What does this mean for employees? What can we expect between now and the close of the merger?

•	This transaction is about growth – the growth of our combined company and growth opportunities for our employees.

•	Neenah and SWM both recognize that it’s our employees who make each company great, and we intend to leverage the significant strengths and quality of the combined workforce.

•	Remember, until the transaction’s closing in the second half of 2022, Neenah and SWM remain separate organizations, and we will continue to operate as we always have.

•	Following the close of the transaction, we expect that being part of a larger, more diversified organization will result in additional career development and advancement opportunities.

•	The team has made tremendous progress in completing the many financial and legal milestones to complete this transaction. Within the next two weeks, our definitive S4 will be filed, which will specify the shareholder meeting date. These are some of the last steps required to finalize the transaction.

•	Everyone must remember that it is business as usual until the transaction closes. Both SWM and Neenah have financial commitments to meet, and it takes focus and effort from everyone to make that happen.

How do leadership changes impact me and my role?

•	While we have shared several announcements today, most of these do not go into effect until the close date. This means that we should continue business as usual, and over the coming weeks, we will ensure that you have the appropriate introductions to your new leader.

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•	Our businesses are highly complementary, and we expect there will be additional career development opportunities as part of a larger, more diversified organization.

•	As we prepare to operate as a combined company, the new ELT will spend time getting to know employees from each organization to learn more about our talent and how we operate and help inform the best go-forward org structures. To be successful, we intend to put the best team on the field and have strong representation from both companies.

•	For any employees impacted after the transaction closes, consistent with Neenah’s past practice, the combined company will treat those employees with respect and support them through their transition with severance and benefits.

When will I get to meet the new leaders and employees?

•	Beginning as soon as Wednesday, May 18, Julie and her new team will be holding Meet and Greet virtual meetings with the direct reports of the current SWM and Neenah ELT members. From there, employees can expect that leaders and their respective HR business partners will be reaching out to learn more about the team’s priorities, technology, and, most notably, the employees.

•	It is essential to remember that Neenah and SWM remain separate organizations until closing, and we will continue to operate as usual.

•	Unless directed, you should not communicate with or share financial, marketing, or customer information with SWM employees.

•	If you are approached by an SWM team member for any information about the integration and are not sure what to do, please refer them to communications@neenah.com

Will my compensation and benefits stay the same once the transaction closes?

•	We do not expect any immediate changes to pay and benefits because of this transaction.

•	Upon closing of the transaction, should there be any changes, they will be communicated well in advance.

•	We will continue to keep you informed as we move forward.

Can I buy and sell stock between now and close?

•	Our stock will continue to trade on the public market. You can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

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DETAILS REGARDING THE NEW COMPANY

What will be the name of the new company? How will this change impact the names of our businesses and products?

•	The naming process is underway, and we have some great options to consider. Additional details regarding the combined company’s name will be coming as we move through the integration planning process. Still, it’s likely that we will not unveil the new name until we are close to finalizing the transaction.

•	Creating a new company through a merger of equals is a long and steady process, and it doesn’t end when the transaction is finalized. We are working against a comprehensive brand strategy, with our first step being developing the name and logo for the new organization. Upon close, we will then begin to assess our external marketing and legal naming conventions to determine the best course of action for all. Until then, brands will continue to position/market themselves as they do today.

Will we have a new company website? What will happen to our brand sites?

•	A new corporate website is underway, and similar to our brand strategy, our web strategy is built on a multi-phased approach. We expect to have an intermediate version of the new corporate website on day one. Both the Neenah and SWM corporate websites will remain live after closing. We are working towards having a fully developed corporate website by the end of the year.

•	Similar to the current brand naming conventions, we don’t expect to make immediate changes to our brand websites on day one. Part of our website strategy will be to build a brand architecture that will help us define how we make connections between our brand and corporate sites. We will work with our brand marketing and leadership teams to make these decisions, which will be discussed after the transaction close.

Where will the combined business be headquartered?

•	The combined business will be headquartered in Alpharetta, Georgia, like Neenah and SWM are today.

What does this merger mean for customers?

•	Building deep and meaningful customer relationships and working together to find innovative solutions for our customers and end-users is and will remain our North Star.

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•	At a time when our customers are demanding innovative products to address sustainability-driven megatrends, we believe this transformational transaction will allow us to better serve all our stakeholders, including our customers.

•	The new business will have leadership positions in large, growing markets, including Filtration, Healthcare & Wellness, Protective & Adhesive Solutions, Industrials, and Packaging & Specialty Paper – and will benefit from enhanced scale, a broader portfolio, more diverse end-markets, expanded capabilities, and broad innovation skills to serve its global customer base.

•	We also expect the combined company’s suite of technologies, intellectual property, and R&D capabilities in material science to accelerate the pace of innovation, with the potential to deliver breakthrough, high-growth products that better meet our customers’ ongoing needs.

What if someone from the media approaches me?

•	Should you receive inquiries from the media, investors, or analysts, please direct them to media@neenah.com or investors@neenah.com.

Where can I find more information about the merger?

•	If you have any additional questions, please feel free to reach out to your supervisor or HR business partner. You can also submit them to communications@neenah.com

•	We will keep employees updated through Leaders, Global Calls, Emails, and Connect stories as we have additional information to share.

ABOUT SWM

Who is SWM?

•	Headquartered in Alpharetta, Georgia, SWM manufactures high-performance materials and solutions for customers in 90 countries.

•	SWM and its subsidiaries, comprising approximately 5,000 employees worldwide, manufacture specialty materials, such as adhesive tapes, foams, nets, nonwovens, and papers.

•	SWM has a talented team that shares our values, focusing on employee safety, innovation, and customer intimacy.

•	SWM also shares our commitment to environmental stewardship, sustainability, engagement, inclusion, and corporate governance. We look forward to working closely with them to build on our momentum in these critical areas.

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•	We believe SWM is the ideal partner to join forces with and capitalize on our combined resources and strengths.

•	For more information about SWM, please visit www.swmintl.com

Where are SWM manufacturing sites located?

•	SWM has operations in North America, South America, Europe, and Asia. In the U.S., manufacturing facilities are in California, Connecticut, Delaware, Georgia, Illinois, Massachusetts, Minnesota, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, and Virginia. SWM has a manufacturing facility and sales offices in Brazil and has additional manufacturing facilities and sales offices in Belgium, France, Germany, Italy, Poland, the UK, China, India, Malaysia, and a business office in Luxembourg.

WHAT THIS MEANS FOR NEENAH

What does this mean for Neenah?

•	This transformational partnership is a testament to our strategy and honors our commitment to grow and extend our capabilities across our growth platforms. As demand for innovative products which address challenges like the need for clean water and air, sustainable alternatives, and enhanced health and wellness solutions accelerate, we will have a more in-depth portfolio of solutions to offer customers.

•	Together, we’ll have the resources and capabilities to accelerate the pace of innovation and continue delivering breakthrough, high-growth products.

•	This combination is a unique opportunity to accelerate our growth strategy and continue the transformation of our business, broadening our combined footprint across four continents and resulting in a stronger presence across the globe.

•	Additionally, as a larger, more profitable company, we’ll have access to and the ability to make more significant investments to accelerate our growth even more.

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Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from train derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

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Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q for the period ended March 31, 2022, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

 Additional Information and Where to Find It

In connection with the proposed merger, SWM has filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

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Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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